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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                                            SEC FILE NUMBER
                                                               333-02046
                                   FORM 12b-25
                                                             CUSIP NUMBER
                                                               29247F108
                           NOTIFICATION OF LATE FILING

(CHECK ONE): /X/ Form 10-K  / / Form 20-F  / / Form 11-K  / / Form 10-Q
            / / Form N-SAR

         For Period Ended: September 30, 1999
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:
                                         ---

--------------------------------------------------------------------------------
  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

En Pointe Technologies, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable

100 N. Sepulveda Boulevard, 19th Floor
--------------------------------------------------------------------------------
Address of Principal Executive Office (STREET AND NUMBER)

El Segundo, California  90245
--------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        /X/       (b)      The subject annual report, semi-annual report,
                           transition report on Form 10-K, Form 20-K, 11-K, Form
                           N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED.)

The Annual Report on Form 10-K for the fiscal year ended September 30, 1999 could not be filed within the prescribed time period because the Registrant was unable, without unreasonable effort or expense, to finalize its annual financial data. This was due to the recent conversion to SAP software that delayed completion of the annual audit. In addition, the Registrant has not had sufficient time to receive back from a lender its request for a waiver for certain financial covenants.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                                         Robert Mercer                                               310-725-5200
         ------------------------------------------------------------------------           ------------------------------
                                             (Name)                                         (Area Code + Telephone Number)
(2)      Have all other period reports required under Section 13 or 15(d) of the
         Securities Exchange Act of 1934 or Section 30 of the Investment Company
         Act of 1940 during the preceding 12 months (or for such shorter period                /X/  Yes            / /  No
         that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).

--------------------------------------------------------------------------------------------------------------------------

(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be
         reflected by the earnings statements to be included in the subject                     /X/ Yes            / / No
         report or portion thereof:

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--------------------------------------------------------------------------------
                          En Pointe Technologies, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:     December 27, 1999          By:    /s/  Javed Latif
      -----------------------------        ------------------------------------
                                           Javed Latif, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission Files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

PART IV - OTHER INFORMATION, ITEM (3)

THE ANTICIPATED CHANGE IN RESULTS OF OPERATIONS IS SET FORTH, IN NARRATIVE AND QUANTITATIVE FORM, IN THE PRESS RELEASE WHICH THE REGISTRANT, EN POINTE TECHNOLOGIES, INC., ISSUED, VIA PR NEWSWIRE, ON TUESDAY, DECEMBER 21, 1999, AT 2 PM PST. THE FULL TEXT OF THE RELEASE IS SET FORTH BELOW. THE RELEASE CONTAINS A DESCRIPTION OF THE EARNINGS DECREASE OF THE REGISTRANT. THE DECREASE IN RESULTS FLOWS PRIMARILY FROM REGISTRANT'S SUBSIDIARY'S INCREASED LOSSES.

*******************************************************************************


EN POINTE TECHNOLOGIES, INC. REPORTS FOURTH-QUARTER AND FISCAL YEAR 1999 RESULTS FULL-YEAR NET SALES UP 18% TO NEW RECORD OF $668 MILLION; Q4-99 INTERNET SUBSIDIARY NET SALES UP 121% OVER Q4-98


Los Angeles, CA (December 21, 1999) - En Pointe Technologies, Inc. (NASDAQ:ENPT), a leading national provider of information technology products and services, today announced revenues and net earnings for the fourth fiscal quarter and fiscal year ended September 30, 1999. Consolidated revenues set a new fiscal-year record at $668 million, an 18% increase over fiscal 1998. Firstsource.com, an internet-focused subsidiary of En Pointe Technologies, contributed $30 million to consolidated revenues in fiscal 1999. En Pointe service revenues increased to $23 million for the year ended September 30, 1999, an increase of 74% over the prior fiscal year.

Consolidated revenues for the three-months ended September 30, 1999 were $170 million, an increase of $11 million, or 7%, over the same period in the prior fiscal year. Revenues for firstsource.com were $10 million during the fourth quarter of fiscal 1999, an increase of 121% over the same period in fiscal 1998. Service revenues increased to $6.2 million during the fourth quarter of fiscal 1999 from $4.6 million in the same period in fiscal 1998, an increase of 35%.

The consolidated net loss for the fiscal year ended September 30, 1999 was $16.6 million, or $2.79 per share, which includes losses at firstsource.com of $13.7 million (net of minority interest). The consolidated net loss for the fourth fiscal quarter was $11.0 million, or $1.85 per share. Net losses at firstsource.com during the fourth quarter totaled $9.8 million (net of minority interest). Compensation expense associated with stock options granted to purchase firstsource.com common stock totaled $10.3 million during fiscal 1999, $10.0 million being recognized during the fourth quarter. Excluding the charges related to stock option compensation, the consolidated net loss for the quarter and year-ended September 30, 1999 would have been $0.65 and $1.54 per share, respectively.

En Pointe's core business (excluding firstsource.com) returned a pretax profit of $0.5 million during the quarter ended September 30, 1999. Had normal tax rates applied, this would have resulting in net income of $0.3 million, or $0.05 per basic share. Due to a reduction in En Pointe's ownership percentage of firstsource.com on July 28, 1999, the company can no longer include firstsource.com's results in its consolidated tax filings. As a result of basis limitations and due to the deconsolidation, tax benefits of $1.4 million recognized in prior fiscal quarters representing the subsidiary's operating losses were recaptured during the fourth quarter of fiscal 1999.

FIRST QUARTER OF FISCAL YEAR 2000

Concerns about the Year 2000 ("Y2K") effect upon technology products have resulted in softness in the marketplace in which En Pointe Technologies participates. This phenomenon has affected many resellers and distributors during the quarter ending December 31, 1999 and, likewise, has affected En Pointe Technologies. Additionally, En Pointe encountered problems during the transition to new business systems during the first quarter of fiscal year 2000 that adversely impacted revenues. Consequently, En Pointe now expects that revenues for the quarter ending December 31, 1999 will be in the range of $115 - $125 million. This, combined with additional costs related to the implementation of new business systems, will adversely affect En Pointe's profitability during the first quarter of fiscal year 2000.

ABOUT SUPPLY ACCESS

The Company is in the process of seeking funding for a private placement of securities in its recently incorporated subsidiary, SupplyAccess, Inc., for no less than $9.75 million and no more than $18.75 million. The SupplyAccess focus is on large enterprise e-procurement solutions including automation of the approval process and MRO (maintenance, repair and operations) functions.

The Company cannot assure that such funding, or any portion thereof, will be available on the terms and conditions set forth in the private placement memorandum.

ABOUT EN POINTE

EN POINTE TECHNOLOGIES, INC. is a national provider of information technology products and value-added services, utilizing both commercially available software packages and proprietary software and systems to drop-ship products to its customers through an electronically-linked network of the largest allied distributors in the U.S. This software allows En Pointe to serve as an electronic clearinghouse of computers and computer related products without many of the risks and costs associated with maintaining inventory. En Pointe offers its customers direct on-line access to 70% of the mainstream PC distribution product. En Pointe Professional Services offers "total solution" system consulting services such as: pre-sale consulting, design, training, customization and integration.

En Pointe has nineteen sales locations throughout the United States, as well as a value-added integration facility in Ontario, California. Visit En Pointe on the Internet at www.enpointe.com or via www.supplyaccess.com and its internet subsidiary at www.firstsource.com

This press release contains forward-looking statements that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from management's projections, estimates and expectations include, but are not limited to:

1.       Quarterly fluctuations in results

2.       Seasonal patterns of sales and client buying behaviors
3. Changing economic influences in the industry including, but not limited to, those related to the internet and those related to distribution of information technology products and services
4. The development by competitors of new or superior delivery technologies or entry in the market by new competitors
5.       Dependence on intellectual property rights
6.       Delays in product development
7. The company's and its subsidiaries' dependence on key personnel, and potential influence by executive officers and principal stockholders
8.       Volatility of the company's stock price
9.       Delays in the receipt of orders or in the shipment of products
10. Any delay in execution of the company's or its subsidiaries' system development plans
11. Problems encountered in the implementation and/or roll-out of the company's or its subsidiaries' business systems and related technology
12.      Future effects of the loss of minority ownership status
13. Planned or unplanned changes in the quantity and/or quality of the suppliers available for the company's and its subsidiaries' products
14.      The actions of suppliers of the company's or its subsidiaries' products
15.      Changes in the costs or availability of products
16. Interruptions in transport, distribution or in telecommunications transmission vehicles or infrastructures
17. General business conditions in the economy and other factors referred to in the company's Securities and Exchange Commission filings.

Contact: Javed Latif, Chief Financial Officer - (310) 725-5212

EN POINTE TECHNOLOGIES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS)


                                                                    September 30,     September 30,
                                                                        1999              1998
                                                                    -------------     -------------
                                     ASSETS:
Current assets:
     Cash                                                            $  6,838          $  3,365
     Restricted cash                                                      120             1,999
     Accounts receivable, net                                         101,677           101,956
     Inventories                                                        8,618             7,009
     Recoverable income taxes                                           1,669                 -
     Prepaid expenses and other current assets                          1,005               448
                                                                     --------          --------
         Total current assets                                         119,927           114,777

Property and equipment, net of depreciation                            13,114            16,113

Other assets                                                              568             1,677
                                                                     --------          --------
          Total assets                                               $133,609          $132,567
                                                                     --------          --------
                                                                     --------          --------

                      LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
     Borrowings under lines of credit                                $ 62,289          $ 79,598
     Accounts payable                                                  15,373             8,838
     Accrued liabilities                                               10,041             5,015
     Other current liabilities                                          8,411               564
     Current portion of notes payable                                     199               790
     Deferred taxes                                                       119               141
                                                                     --------          --------
          Total current liabilities                                    96,432            94,946

Notes payable                                                           5,581             6,602
                                                                     --------          --------
          Total liabilities                                           102,013           101,548

Minority interest                                                       5,561                 -

Total stockholders' equity                                             26,035            31,019
                                                                     --------          --------
     Total liabilities and stockholders' equity                      $133,609          $132,567
                                                                     --------          --------
                                                                     --------          --------

EN POINTE TECHNOLOGIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         Three months ended                         Year ended
                                                             September 30,                         September 30,
                                                   -----------------------------           -----------------------------
                                                     1999                1998                1999                1998
                                                   ---------           ---------           ---------           ---------
Net sales                                          $ 159,791           $ 153,908           $ 638,270           $ 562,323
Internet subsidiary sales                             10,016               4,528              30,000               5,416
                                                   ---------           ---------           ---------           ---------
     Total net sales                                 169,807             158,436             668,270             567,739
Cost of sales                                        154,246             144,601             614,564             514,168
                                                   ---------           ---------           ---------           ---------
     Gross profit                                     15,561              13,835              53,706              53,571

Selling and marketing expenses                        11,104               8,956              38,182              34,257
General and administrative expenses                    6,825               3,676              20,460              13,665
Stock Option Expense                                  10,043                   -              10,315                   -
Non-recurring charges                                   (238)                  -               7,679                   -
                                                   ---------           ---------           ---------           ---------
     Operating income (loss)                         (12,173)              1,203             (22,930)              5,649

Interest expense                                         778               1,021               3,172               2,166
Loss/(gain) on sale of assets                            176                   -              (4,252)                  -
Other income, net                                       (123)                (33)               (295)               (237)
Minority interest in firstsource.com                  (3,747)                  -              (3,747)                  -
                                                   ---------           ---------           ---------           ---------
     Income (loss) before
         income taxes                                 (9,257)                215             (17,808)              3,720

Provision/(benefit) for income taxes                   1,778                  50              (1,214)              1,488
                                                   ---------           ---------           ---------           ---------
     Net income (loss)                             $ (11,035)          $     165           $ (16,594)          $   2,232
                                                   ---------           ---------           ---------           ---------
                                                   ---------           ---------           ---------           ---------
           Net (loss) income per share:
             Basic                                 $   (1.85)          $    0.03           $   (2.79)          $    0.38
                                                   ---------           ---------           ---------           ---------
                                                   ---------           ---------           ---------           ---------
             Diluted                               $   (1.85)          $    0.03           $   (2.79)          $    0.37
                                                   ---------           ---------           ---------           ---------
                                                   ---------           ---------           ---------           ---------

     Weighted average shares outstanding:
             Basic                                     5,977               5,899               5,942               5,875
                                                   ---------           ---------           ---------           ---------
                                                   ---------           ---------           ---------           ---------
             Diluted                                   5,977               5,922               5,942               6,071
                                                   ---------           ---------           ---------           ---------
                                                   ---------           ---------           ---------           ---------

EN POINTE TECHNOLOGIES, INC.
SEGMENT INFORMATION
(IN THOUSANDS)

                                                   Three months ended                           Year ended
                                                       September 30,                           September 30,
                                              ------------------------------          ------------------------------
                                              En Pointe          firstsource          En Pointe          firstsource
                                              ---------          -----------          ---------          -----------
Net sales                                     $ 159,791           $  10,016           $ 638,269           $  30,000
Cost of sales                                   145,043               9,203             586,636              27,927
                                              ---------           ---------           ---------           ---------
     Gross profit                                14,748                 813              51,633               2,073

Selling and marketing expenses                    8,892               2,212              33,938               4,244
General and administrative expenses               4,813               2,011              15,722               4,738
Stock Option Expense                                  -              10,043                   -              10,315
Non-recurring charges                              (238)                  -               7,679                   -
                                              ---------           ---------           ---------           ---------
     Operating income (loss)                      1,281             (13,453)             (5,706)            (17,224)

Interest expense                                    667                 127               2,931                 258
Loss/(gain) on sale of assets                       176                   -              (4,252)                  -
Other income, net                                   (70)                (69)               (241)                (71)
                                              ---------           ---------           ---------           ---------
     Income (loss) before
         income taxes                               508             (13,511)(1)          (4,144)            (17,411)(1)
                                              ---------           ---------           ---------           ---------


Provision/(benefit) for income taxes              1,779                   -              (1,214)                  -
                                              ---------           ---------           ---------           ---------
     Net income (loss)                        $  (1,271)          $ (13,511)          $  (2,930)          $ (17,411)
                                              ---------           ---------           ---------           ---------
                                              ---------           ---------           ---------           ---------


(1) The consolidated statements of operations include $3,747 in minority interest eliminations in both the quarter and year ended September 30, 1999 along with certain other inter-company transactions that are excluded from this segment information.